Consent of Independent Registered Public Accounting Firm

To the Board of Directors of
China Biologic Products, Inc.

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 23, 2010, except for the effects on the consolidated financial statements of the restatement described in Note 2, as to which the date is March 31, 2011, with respect to the consolidated balance sheets of China Biologic Products, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and other comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2009, which report appear in the December 31, 2011 annual report on Form 10-K of China Biologic Products, Inc.

We also consent to the reference to our Firm under the heading “Experts” in such prospectus.

/s/ Frazer Frost, LLP
Brea, California
July 11, 2012